Ed Murray, WY Secretary of State
FILED: 07/20/2017 10:06 AM
Original ID: 2012-000622917
Amendment ID: 2017-002107028

PROFIT CORPORATION ARTICLES OF AMENDMENT OF CRITIC CLOTHING, INC.

Critic Clothing, Inc., a Wyoming corporation (the "Corporation"), hereby certifies as follows:

1. The current name of the Corporation is "Critic Clothing, Inc."

2. The Articles of Incorporation are hereby amended by the addition of a new Article 3, which shall read as follows:

Article III

Section 1. Authorized Shares. The aggregate number of shares which the Corporation shall have authority to issue is one hundred and ten billion and two million (110,002,000,000) shares, consisting of two classes to be designated, respectively, "Common Stock" and "Preferred Stock," with all of such shares having a par value of $.0001 per share. The total number of shares of Common Stock that the Corporation shall have authority to issue is one hundred and ten billion (110,000,000,000) shares. The total number of shares of Preferred Stock that the Corporation shall have authority to issue is two million (2,000,000) shares. The Preferred Stock may be issued in one or more series, each series to be appropriately designated by a distinguishing letter or title, prior to the issuance of any shares thereof. The voting powers, designations, preferences, limitations, restrictions, and relative, participating, optional and other rights, and the qualifications, limitations, or restrictions thereof, of the Preferred Stock shall hereinafter be prescribed by resolution of the board of directors pursuant to Section 2 of this Article III.

Section 2. Preferred Stock. The board of directors is hereby vested with the authority from time to time to provide by resolution for the issuance of shares of Preferred Stock in one or more series not exceeding the aggregate number of shares of Preferred Stock authorized by these Articles, and to prescribe with respect to each such series the voting powers, if any, designations, preferences, and relative, participating, optional, or other special rights, and the qualifications, limitations, or restrictions relating thereto, including, without limiting the generality of the foregoing: the voting rights relating to the shares of Preferred Stock of any series (which voting rights, if any, may be full or limited, may vary over time, and may be applicable generally or only upon any stated fact or event); the rate of dividends (which may be cumulative or noncumulative), the condition or time for payment of dividends and the preference or relation of such dividends to dividends payable on any other class or series of capital stock; the rights of holders of Preferred Stock of any series in the event of liquidation, dissolution, or winding up of the affairs of the Corporation; the rights, if any, of holders of Preferred Stock of any series to convert or exchange such shares of Preferred Stock of such series for shares of any other class or series of capital stock or for any other securities, property, or assets of the Corporation or any subsidiary (including the determination of the price or prices or the rate or rates applicable to such rights to convert or exchange and the adjustment thereof, the time or times during which the right to convert or exchange shall be applicable, and the time or times during which a particular price or rate shall be applicable); whether the shares of any series of Preferred Stock shall be subject to redemption by the Corporation and if subject to redemption, the times, prices, rates, adjustments and other terms and conditions of such redemption. The powers, designations, preferences, limitations, restrictions and relative rights may be made dependent upon any fact or event which may be ascertained outside the Articles or the resolution if the manner in which the fact or event may operate on such series is stated in the Articles or resolution. As used in this section "fact or event" includes, without limitation, the existence of a fact or occurrence of an event, including, without limitation, a determination or action by a person, government, governmental agency or

Received
JUL 17 2017
Secretary of State
Wyoming

political subdivision of a government. The board of directors is further authorized to increase or decrease (but not below the number of such shares of such series then outstanding) the number of shares of any series subsequent to the issuance of shares of that series. Unless the board of directors provides to the contrary in the resolution which fixes the characteristics of a series of Preferred Stock, neither the consent by series, or otherwise, of the holders of any outstanding Preferred Stock nor the consent of the holders of any outstanding Common Stock shall be required for the issuance of any new series of Preferred Stock regardless of whether the rights and preferences of the new series of Preferred Stock are senior or superior, in any way, to the outstanding series of Preferred Stock or the Common Stock.

3. This Amendment does not provide for an exchange, reclassification, or cancellation of issued shares.

4. This Amendment was duly adopted on July 10, 2017.

5. This Amendment was adopted in accordance with W.S. 17-16-821 of the Business Corporation Act of the State of Wyoming by the Board of Directors of the Corporation by written consent in lieu of a meeting and in accordance with W.S. 17-16-704 of the Business Corporation Act of the State of Wyoming by affirmative vote of the holders of a majority of all outstanding shares of Common Stock entitled to vote thereon by written consent in lieu of a meeting.

IN WITNESS WHEREOF, the Corporation has caused Articles of Amendment of the Articles of Incorporation to be signed as of the 10th day of July, 2017, by its Secretary, John Figliolini.

CRITIC CLOTHING, INC.

By: ______________________
John Figliolini
Secretary